Exhibit 99.1

Amdocs Limited Reports Third Quarter Fiscal 2024 Results

Record Quarterly Revenue of $1.25 Billion, up 1.1% YoY as Reported and 1.8% YoY in

Constant Currency(1)

Record 12-Month Backlog of $4.25 Billion, up 2.7% YoY

Updates Fiscal 2024 Outlook:

Expects Revenue Growth of 1.9%-2.7% YoY as Reported

Reiterates Midpoint of Revenue Growth Outlook in Constant Currency(1) while Tightening

Expected Range to 2.3%-3.1% YoY

On-track to Achieve Accelerated Profitability Targets in Fiscal 2024

Expects GAAP Diluted EPS Growth of 7.4%–9.2% YoY

Reiterates Midpoint of Non-GAAP Diluted EPS Growth Outlook while Tightening Expected

Range to 8.5%-9.5% YoY

Third Quarter Fiscal 2024 Highlights

(All comparisons are against the prior year)

•

Record revenue of $1,250 million, up 1.1% as reported and up 1.8% in constant currency(1); revenue was at the midpoint of the $1,235-$1,275 million guidance range, adjusting for a negative impact from foreign currency movements of approximately $5 million compared to our guidance assumptions

•	Record managed services revenue of $741 million, equivalent to approximately 59% of total revenue

•	GAAP diluted EPS of $1.21, including a restructuring charge of 11 cents per share, without which GAAP diluted EPS would have been at the high end of the guidance range of $1.24-$1.32

•	Non-GAAP diluted EPS of $1.62, at the higher end of the guidance range of $1.57-$1.63

(1)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(2)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)
(3)	Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield

•	GAAP operating income of $176 million; GAAP operating margin of 14.1%, up 160 basis points sequentially and down 70 basis points as compared to last year’s third fiscal quarter

•

Non-GAAP operating income of $232 million; non-GAAP operating margin of 18.6%, up 80 basis points as compared to last year’s third fiscal quarter and up 20 basis points sequentially, reflecting a continued focus on operational excellence

•

Free cash flow of $175 million, comprised of cash flow from operations of $191 million, less $16 million in net capital expenditures and other(2), including approximately $18 million of restructuring payments

•	Repurchased $169 million of ordinary shares during the third fiscal quarter

•	Record twelve-month backlog of $4.25 billion, up approximately 2.7% as compared to last year’s third fiscal quarter and up approximately $20 million sequentially

JERSEY CITY, NJ – August 7, 2024 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended June 30, 2024.

“We delivered solid Q3 results, highlighted by accelerated profitability gains and record revenue, in line with the midpoint of our guidance after currency adjustments. Sales momentum was healthy as we focused on delivering value in our strategic domains of cloud, digital modernization, 5G and fiber monetization, network automation and Generative AI. Notably, customer demand for Amdocs’ cloud solutions remains especially strong, highlighted by the significant 5-year cloud deal we previously announced with AT&T, as well as newly signed agreements to support the cloud migration journeys of TELUS in Canada and Vodafone Ziggo in Netherlands. I am also happy to announce that a leading global operator has chosen to integrate Amdocs’ Gen AI, telco-specific amAIz platform in its business operations. I believe this important award in partnership with NVIDIA demonstrates our commitment to innovation and the unique role Amdocs can play as one of the leading Gen AI technology enablers in the telecommunications industry today,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“The ongoing implementation of automation, AI and Gen AI, and other sophisticated tools continues to drive cost and efficiency benefits across our business, the cumulative effects of which translated to accelerated profitability gains in Q3. Our managed services offering is resonating in the market, highlighted by record quarterly revenue in Q3 and significant multi-year agreements to support the cloud migration journeys of AT&T, Telus and Vodafone Ziggo. Demonstrating our confidence in Amdocs’ unique business model, and the future success of the company, we also increased our pace of buyback activity in Q3, repurchasing approximately $169 million of Amdocs shares,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “We continue to see a healthy pipeline of opportunities within our strategic growth domains, and our market win rate remains high as we leverage our pedigree for innovation and technology, market-leading portfolio, best-in-class execution and highly talented people. Nonetheless, we continue to operate in a challenging industry demand environment which is yet to improve. We are reiterating the midpoint of our constant currency(1) revenue growth expectations in fiscal 2024, which includes another year of double-digit growth in cloud. Moreover, our profitability gains are on-track with our targets, and we are positioned to deliver double-digit expected total shareholder returns(3) for the fourth year running.”

In Remembrance

Amdocs announces with great sadness that Mr. Richard T.C. LeFave, a member of our Board of Directors, passed away on July 27, 2024. Mr. LeFave served as a director of Amdocs since 2011 and was the Chairman of the Technology and Innovation Committee and a member of several board committees. Mr. LeFave made invaluable contributions to the success of Amdocs through his mentorship and guidance throughout the years. The Board of Directors and our employees extend their deepest condolences to Mr. LeFave’s family, friends, and colleagues.

Revenue

(All comparisons are against the prior year period)

	In millions
	Three months ended
	June 30, 2024
	Actual	Guidance
Revenue	$1,250	$1,235 - $1,275
Revenue Growth, as reported	1.1%
Revenue Growth, constant currency (1)	1.8%

•

Revenue for the third fiscal quarter of 2024 was at the midpoint of Amdocs’ guidance, adjusting for an unfavorable impact from foreign currency movements of approximately $5 million relative to our guidance assumptions

•	Revenue for the third fiscal quarter includes an unfavorable impact from foreign currency movements of approximately $4 million relative to the second quarter of fiscal 2024

Net Income and Earnings Per Share

	In thousands, except per share data
	Three months ended
	June 30,
	2024	2023
GAAP Measures
Net Income	$140,998	$160,115
Net Income attributable to Amdocs Limited	$140,289	$159,428
Diluted earnings per share	$1.21	$1.32
Non-GAAP Measures
Non-GAAP Net Income	$187,807	$189,605
Non-GAAP Net Income attributable to Amdocs Limited	$187,098	$188,918
Non-GAAP Diluted earnings per share	$1.62	$1.57

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, and other, net of related tax effects, in all the periods presented, and in the three months ended June 30, 2024, also excludes restructuring charges net of related tax effects

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation

•

Quarterly Cash Dividend Program: On August 7, 2024, the Board approved the Company’s next quarterly cash dividend payment of $0.479 per share, and set September 30, 2024 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 25, 2024

•	Share Repurchase Activity: Repurchased $169 million of ordinary shares during the third quarter of fiscal 2024

Twelve-month Backlog

Twelve-month backlog was a record $4.25 billion at the end of the third quarter of fiscal 2024, up approximately 2.7% as compared to last year’s third fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Fourth Quarter Fiscal 2024 Outlook

In millions, except per share data
Q4 - 2024
Revenue	$1,240-$1,280
GAAP Diluted earnings per share	$1.34-$1.42
Non-GAAP Diluted earnings per share	$1.67-$1.73

•	Fourth quarter revenue guidance assumes immaterial sequential impact from foreign currency fluctuations as compared to the third quarter of fiscal 2024

•

Fourth quarter non-GAAP diluted EPS guidance excludes equity-based compensation expense of approximately $0.18-$0.20 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.11 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future expected restructuring charges

Full Year Fiscal 2024 Outlook

FY 2024 - Year-over -Year growth
	Current guidance	Previous guidance
Revenue Growth, as reported	1.9%-2.7%	1.6%-3.6%
Revenue Growth, constant currency (1)	2.3%-3.1%	1.7%-3.7%
GAAP Diluted earnings per share	7.4%-9.2%	7.0%-13.0%
Non-GAAP Diluted earnings per share	8.5%-9.5%	7.0%-11.0%

	FY 2024, in millions
	Current guidance	Previous guidance
Free Cash Flow (2)	$700	$700

•

Full year fiscal 2024 revenue guidance incorporates an expected unfavorable impact from foreign currency fluctuations of approximately 0.4% year-over-year, as compared with an unfavorable impact of about 0.1% year-over-year previously

•

Non-GAAP diluted earnings per share growth excludes equity-based compensation expense of approximately $0.72-$0.74 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.46 per share, restructuring charges of $0.35, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future expected restructuring charges

•	Non-GAAP operating margin is anticipated to be within a range of 18.1% to 18.7% for the full year fiscal 2024

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization on purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 13% to 17% for the full year fiscal 2024

•	Free cash flow(2) is comprised of cash flow from operations, less net capital expenditures and other, and excludes payments related to restructuring charges

The forward looking statements regarding our fourth fiscal quarter 2024 and full year fiscal 2024 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, global or regional events, such as the COVID-19 pandemic and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on August 7, 2024 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2024 results.

To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow(2), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our approximately 29,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.89 billion in fiscal 2023.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events and the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023 filed on December 13, 2023 and our Form 6-K furnished for the first quarter of fiscal 2024 on February 20, 2024 and for the second quarter of fiscal 2024 filed on May 20, 2024.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2024	2023	2024	2023
Revenue	$1,250,059	$1,235,962	$3,741,107	$3,644,986
Operating expenses:
Cost of revenue	809,970	804,007	2,424,710	2,356,341
Research and development	90,368	92,162	270,729	277,162
Selling, general and administrative	144,027	143,777	434,140	430,327
Amortization of purchased intangible assets and other	15,111	13,302	47,719	41,555
Restructuring charges	14,715	—	47,875	24,536

	1,074,191	1,053,248	3,225,173	3,129,921

Operating income	175,868	182,714	515,934	515,065
Interest and other expense, net	(6,872)	(4,421)	(28,300)	(12,322)

Income before income taxes	168,996	178,293	487,634	502,743
Income tax expense	27,998	18,178	78,489	62,447

Net income	$140,998	$160,115	$409,145	$440,296

Net income attributable to noncontrolling interests	709	687	2,389	1,598

Net income attributable to Amdocs Limited	$140,289	$159,428	$406,756	$438,698

Basic earnings per share attributable to Amdocs Limited	$1.22	$1.33	$3.50	$3.65

Diluted earnings per share attributable to Amdocs Limited	$1.21	$1.32	$3.48	$3.62

Cash dividends declared per ordinary share	$0.479	$0.435	$1.393	$1.265

Basic weighted average number of shares outstanding	114,973	119,520	116,075	120,230

Diluted weighted average number of shares outstanding	115,548	120,351	116,738	121,070

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2024	2023	2024	2023
Revenue	$1,250,059	$1,235,962	$3,741,107	$3,644,986
Non-GAAP operating income	232,390	220,222	687,065	647,497
Non-GAAP net income	187,807	189,605	555,260	545,445
Non-GAAP net income attributable to Amdocs Limited	187,098	188,918	552,871	543,847
Non-GAAP diluted earnings per share	$1.62	$1.57	$4.74	$4.49
Diluted weighted average number of shares outstanding	115,548	120,351	116,738	121,070

Free Cash Flows

(In thousands)

	Three months ended June 30,		Nine months ended June 30,
	2024	2023	2024	2023
Net Cash Provided by Operating Activities	$191,462	$172,557	$506,506	$550,259
Purchases of property and equipment, net (a)	(16,337)	(28,983)	(79,683)	(97,805)

Free Cash Flow	$175,125	$143,574	$426,823	$452,454

(a)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the nine months ended June 30, 2024 and 2023, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended June 30, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$809,970	$—	$(13,351)	$(584)	$—	$—	$796,035
Research and development	90,368		(2,166)				88,202
Selling, general and administrative	144,027		(10,595)				133,432
Amortization of purchased intangible assets and other	15,111	(15,111)					—
Restructuring charges	14,715				(14,715)		—

Total operating expenses	1,074,191	(15,111)	(26,112)	(584)	(14,715)	—	1,017,669

Operating income	175,868	15,111	26,112	584	14,715	—	232,390
Interest and other expense, net	(6,872)						(6,872)
Income taxes	27,998					9,713	37,711

Net income	140,998	15,111	26,112	584	14,715	(9,713)	187,807

Net income attributable to noncontrolling interests	709						709

Net income attributable to Amdocs Limited	$140,289	$15,111	$26,112	$584	$14,715	$(9,713)	$187,098

	Three Months Ended June 30, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$804,007	$—	$(11,852)	$(152)	$—	$—	$792,003
Research and development	92,162		(2,037)				90,125
Selling, general and administrative	143,777		(10,165)				133,612
Amortization of purchased intangible assets and other	13,302	(13,302)					—

Total operating expenses	1,053,248	(13,302)	(24,054)	(152)		—	1,015,740

Operating income	182,714	13,302	24,054	152		—	220,222
Interest and other expense, net	(4,421)				508		(3,913)
Income tax expense	18,178					8,526	26,704

Net income	160,115	13,302	24,054	152	508	(8,526)	189,605

Net income attributable to noncontrolling interests	687						687

Net income attributable to Amdocs Limited	$159,428	$13,302	$24,054	$152	$508	$(8,526)	$188,918

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Nine Months Ended June 30, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$2,424,710	$—	$(40,126)	$3,000	$—	$—	$—	$2,387,584
Research and development	270,729		(6,289)					264,440
Selling, general and administrative	434,140		(32,122)					402,018
Amortization of purchased intangible assets and other	47,719	(47,719)						—
Restructuring charges	47,875				(47,875)			—

Total operating expenses	3,225,173	(47,719)	(78,537)	3,000	(47,875)		—	3,054,042

Operating income	515,934	47,719	78,537	(3,000)	47,875		—	687,065
Interest and other expense, net	(28,300)					5,538		(22,762)
Income tax expense	78,489						30,554	109,043

Net income	409,145	47,719	78,537	(3,000)	47,875	5,538	(30,554)	555,260

Net income attributable to noncontrolling interests	2,389							2,389

Net income attributable to Amdocs Limited	$406,756	$47,719	$78,537	$(3,000)	$47,875	$5,538	$(30,554)	$552,871

	Nine Months Ended June 30, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$2,356,341	$—	$(30,568)	$(1,436)	$—	$—	$—	$2,324,337
Research and development	277,162		(5,224)					271,938
Selling, general and administrative	430,327		(29,113)					401,214
Amortization of purchased intangible assets and other	41,555	(41,555)						—
Restructuring charges	24,536				(24,536)			—

Total operating expenses	3,129,921	(41,555)	(64,905)	(1,436)	(24,536)		—	2,997,489

Operating income	515,065	41,555	64,905	1,436	24,536		—	647,497
Interest and other expense, net	(12,322)					508		(11,814)
Income tax expense	62,447						27,791	90,238

Net income	440,296	41,555	64,905	1,436	24,536	508	(27,791)	545,445

Net income attributable to noncontrolling interests	1,598							1,598

Net income attributable to Amdocs Limited	$438,698	$41,555	$64,905	$1,436	$24,536	$508	$(27,791)	$543,847

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	June 30, 2024	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$317,989	$520,080
Short-term interest-bearing investments	184,182	222,451
Accounts receivable, net	1,018,801	944,477
Prepaid expenses and other current assets	242,797	224,622

Total current assets	1,763,769	1,911,630
Property and equipment, net	758,435	790,923
Lease assets	162,573	160,938
Goodwill and other intangible assets, net	3,019,770	2,930,580
Other noncurrent assets	691,695	631,582

Total assets	$6,396,242	$6,425,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,248,961	$1,142,781
Lease liabilities	40,077	39,960
Deferred revenue	133,236	170,634

Total current liabilities	1,422,274	1,353,375
Lease liabilities	112,732	121,654
Long-term debt, net of unamortized debt issuance costs	646,140	645,696
Other noncurrent liabilities	668,276	737,996
Total Amdocs Limited Shareholders’ equity	3,504,462	3,523,759
Noncontrolling interests	42,358	43,173

Total equity	3,546,820	3,566,932

Total liabilities and equity	$6,396,242	$6,425,653

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended June 30,
	2024	2023
Cash Flow from Operating Activities:
Net income	$409,145	$440,296
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	143,738	148,412
Amortization of debt issuance cost	445	432
Equity-based compensation expense	78,537	64,905
Deferred income taxes	(12,347)	(45,906)
Loss from short-term interest-bearing investments	5,212	2,185
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(88,805)	(128,371)
Prepaid expenses and other current assets	(9,276)	(34,353)
Other noncurrent assets	(21,207)	3,410
Lease assets and liabilities, net	(10,440)	(2,937)
Accounts payable, accrued expenses and accrued personnel	125,063	108,922
Deferred revenue	(41,927)	1,207
Income taxes payable, net	(62,328)	(42,744)
Other noncurrent liabilities	(9,304)	34,801

Net cash provided by operating activities	$506,506	$550,259

Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(79,683)	(97,805)
Proceeds from sale of short-term interest-bearing investments	49,516	15,553
Purchase of short-term interest-bearing investments	(9,061)	—
Net cash paid for business acquisitions	(86,824)	(84,425)
Other	4,182	(2,438)

Net cash used in investing activities	$(121,870)	$(169,115)

Cash Flow from Financing Activities:
Repurchase of shares	(443,316)	(334,499)
Proceeds from employee stock option exercises	19,120	45,976
Payments of dividends	(157,264)	(147,679)
Distribution to noncontrolling interests	(3,204)	(209)
Payment of contingent consideration from a business acquisition	(2,063)	(453)

Net cash used in financing activities	$(586,727)	$(436,864)

Net decrease in cash and cash equivalents	(202,091)	(55,720)
Cash and cash equivalents at beginning of period	520,080	573,377

Cash and cash equivalents at end of period	$317,989	$517,657

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2024	2024	2023	2023	2023
North America	$828.8	$823.2	$838.1	$834.4	$830.9
Europe	175.9	184.8	181.4	175.5	187.3
Rest of the World	245.3	237.8	225.7	232.6	217.8

Total Revenue	$1,250.1	$1,245.8	$1,245.2	$1,242.6	$1,236.0

	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2024	2024	2023	2023	2023
Managed Services Revenue	$740.8	$720.3	$722.5	$718.1	$719.8

	as of
	June 30,	March 31,	December 31,	September 30,	June 30,
	2024	2024	2023	2023	2023
12-Month Backlog	$4,250	$4,230	$4,210	$4,150	$4,140

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